EF Hutton Acquisition Corp.

24 Shipyard Drive, Suite 102

Hingham, MA 02043

April 27, 2022

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Kevin Dougherty
Laura Nicholson

Re:	EF Hutton Acquisition Corp.
Registration Statement on Form S-1
File No. 333-260645

Mr. Dougherty and Ms. Nicholson:

EF Hutton Acquisition Corp. (the “Registrant”) previously filed the above-referenced registration statement on Form S-1 (the “Registration Statement”), with related amendments. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all amendments and exhibits, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant no longer wishes to register the securities in the Registration Statement. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact James Prestiano at (212) 407-4831.

Sincerely,

/s/ Benjamin Piggott

Benjamin Piggott

Chief Executive Officer